Exhibit 21

ANI PHARMACUTICALS, INC.

The following is a list of subsidiaries of ANI Pharmaceuticals, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as of December 31, 2017:

Name	State of Incorporation
ANIP Acquisition Company	Delaware